mwe.com

December 22, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Perry J. Hindin

Re:	Enzo Biochem, Inc. Revised Definitive Proxy Statement on Schedule 14A Filed December 15, 2020 File No. 1-09974

Dear Mr. Hindin:

On behalf of Enzo Biochem, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 17, 2020, relating to the above referenced Revised Definitive Proxy Statement on Schedule 14A (File No. 001-09974) filed by the Company on December 15, 2020 (the “Revised Proxy Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Revised Proxy Statement.

Explanatory Note, page 2

1.	Refer to the third paragraph of this section. With a view towards disclosure, please provide the basis for the statement that “the Notice is deficient because the Notice was not timely and Roumell was not a holder of record of the Company’s common stock on the dates required under the Company’s By-Laws.” In responding to this comment, please specify the aforementioned dates.

Response: On November 27, 2020, shortly after the Company filed with the Commission definitive proxy materials (the “Company Proxy Statement”) of the Company’s board of directors (the “Board”) for the Annual Meeting of Shareholders (the “2020 Annual Meeting”) that will be held on Monday, January 4, 2021 at 9:00 a.m., EST, James Roumell sent an email to the Company declaring his intention to submit nominees for election at the 2020 Annual Meeting. Roumell asserted that Roumell Asset Management, LLC, the nominating shareholder (“Roumell”), was the beneficial owner of 2,769,479 shares of the Company’s common stock and the record owner of 1,000 shares of the Company’s common stock. On December 1, 2020, the Company received a letter by personal delivery restating Roumell’s intention to submit two nominees for election to the Board and proposals for shareholders to vote on at the 2020 Annual Meeting. The letter is dated November 27, 2020 and was previously included in the November 27, 2020 email, but personal delivery to the Company did not occur until December 1, 2020.

On December 1, 2020, the Company sent a letter to Mr. Roumell stating that the notice received by email from Mr. Roumell did not meet the requirements for shareholder notices of intent to nominate members of the Board as provided in the Company’s Amended and Restated By-Laws (the “By-Laws”).

On December 1, 2020, Roumell became a holder of record of 1,000 shares of the Company’s common stock. Roumell was not a holder of record of the Company’s common stock prior to December 1, 2020.

The Company believes that neither of Mr. Roumell’s notices to the Company were timely. Article II, Section 15 of the By-Laws requires that a written notice of a shareholder’s intent to nominate a candidate to the Board or to propose business before the annual meeting must be given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Company by the date that is not less than ninety (90) days nor more than on hundred twenty (120) days prior to the earlier of the date of the annual meeting or the corresponding date on which the immediately preceding year’s annual meeting of shareholders was held. The date that is ninety days prior to the date of the 2020 Annual Meeting of Shareholders, or January 4, 2021, is October 6, 2020. The date that is ninety days prior to the corresponding date on which the Company’s 2019 Annual Meeting of Shareholders was held, or January 31, 2021, is November 2, 2020. Roumell had not provided notice to the Company of its intent to nominate directors or to propose business at the 2020 Annual Meeting prior to either of these dates.

Further, assuming that Roumell’s assertion that November 27, 2020 should be the latest date by which a shareholder may nominate a candidate for the Board or provide notice of a proposal to be brought before the 2020 Annual Meeting, the Company did not properly receive a valid notice by that date. The Company did not receive notice by personal delivery or by United States mail, as required by the By-Laws, by that date. Notice was first received by personal delivery on December 1, 2020.

In addition, Article II, Section 15 of the By-Laws requires that a written notice of a shareholder’s intent to nominate a candidate to the Board include a representation that the shareholder making such nomination is a holder of record of the Company’s stock entitled to vote at such meeting. Similarly, Article I, Section 4 of the By-Laws requires that a shareholder seeking to bring business before an annual meeting must be a shareholder of record both at the time of giving the notice and at the time of the annual meeting. Roumell was not, in fact, a holder of record entitled to vote at the 2020 Annual Meeting on November 23, 2020, the record date for the 2020 Annual Meeting. Further, Roumell was not a holder of record of the Company’s common stock on November 27, 2020. It was only on December 1, 2020 that Roumell became a holder of record of the Company’s common stock.

Therefore, it is the Company’s position that Roumell’s notices were deficient because they were not timely and Roumell was not a holder of record of the Company’s common stock on the dates required under the By-Laws.

2.	With a view towards disclosure, please advise us when the Company conveyed these deficiencies to Roumell and whether it gave Roumell an opportunity to correct such deficiencies:

Response: As stated above, on December 1, 2020, the Company notified Mr. Roumell that his email of November 27, 2020 was deficient. The Company is not required to describe the nature of the deficiency nor is it required to provide an opportunity to cure. Further, the deficiencies relating to timeliness and being a holder of record as of the required date are of a nature that they cannot be cured in any event.

Broker Non-Votes, page 3

3.	Refer to the disclosure regarding the likelihood that the NYSE will determine that none of the proposals may be considered a “routine” matter on which brokers have discretionary authority to vote shares they hold in nominee capacity without instruction from the beneficial owners. Reconcile this statement with the subsequent statement regarding broker non-votes “received.” Specifically, if none of the proposals will be considered routine such that there will be no broker non-votes, it is unclear how broker non-votes could be received. Please advise or revise.

Response: We agree that if the proposals at a shareholders meeting are all non-routine, there will not be any broker non-votes. Therefore, assuming that the NYSE determines that none of the proposals at the 2020 Annual Meeting are “routine,” absent specific direction from the shareholder, shares held in street name will not be voted and will not be included for purposes of determining a quorum at the 2020 Annual Meeting. We believe that the current disclosure is not inconsistent with that outcome. Therefore, we do not believe that a revision is necessary.

Voting Securities and Votes Required, page 3

4.	We note the statement that “[b]ecause Roumell did not submit the Notice to the Company at least 10 days prior to the filing of the Proxy Statement, the election of each nominee for Director (Proposal 1) is an uncontested election within the meaning of the Company’s By-Laws.” With a view towards disclosure, please advise how a shareholder would know when to submit such Notice.

Response: In response to the Staff’s comment, we respectfully note that the disclosure cited in the comment comes from Article I, Section 9 of the By-Laws and refers to the voting standard that is to be applied in “contested” and “uncontested” elections of the Board. Article I, Section 9 states that an election shall be considered “contested” (for purposes of determining the applicable voting standard provided in the By-Laws), and thus directors shall be elected by a plurality of the votes cast, if, as of the date that this ten days prior to the filing of the definitive proxy materials for such election, the number of nominees for election as a member of the Board exceeds the number of directors to be elected. If there is no “contested” election, then directors are elected by a majority of the votes cast, as described in the Proxy Statement. The voting standard has no effect on whether any notice to nominate director candidates or bring business before the annual meeting is timely.

Please contact me at 312-984-7617 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Eric Orsic

cc:	Dr. Elazar Rabbani, Ph.D.
Chairman of the Board, Chief Executive Officer, and Secretary
Enzo Biochem, Inc.

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